United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Clarification note Rio de Janeiro, October 9, 2026 - Vale S.A. ("Vale" or the "Company"), in light of recent media reports and unfounded statements shared on social media concerning its processes and the conduct of its management, and with a view to keeping its shareholders informed of certain facts relating to the Company, hereby provides the following clarifications regarding the application of the sanction to remove Mr. Marcelo Gasparino da Silva ("Marcelo Gasparino"), then a member and Vice-Chairman of Vale's Board of Directors (the "Board"), due to the deliberate disclosure of confidential information. As disclosed in the Material Fact dated July 22, 2026, the sanction applied by the Board followed recommendations from the Audit and Compliance Department and the Audit and Risk Committee and was based on an investigation conducted by an independent external law firm retained pursuant to a resolution of the Board, which demonstrated the intentional disclosure of internal, non-public information relating to the Board meeting held on June 19, 2026. As he was a member of the Board at the time, his removal from office would have been subject to shareholder confirmation. However, on July 27, 2026, Marcelo Gasparino informed the Company of his voluntary resignation from his positions as a member and Vice-Chairman of the Board, as disclosed by means of a Press Release. The Company reiterates that all decisions relating to such facts were made diligently and on a technical basis, based on the findings of the investigation conducted by an external law firm and in strict compliance with the Company's internal policies and rules. Throughout the investigation, Marcelo Gasparino had different opportunities to present his views to the team responsible for the investigation and to the other members of the Board, including at the meeting at which the application of the sanction was resolved upon. He chose, however, not to do so. The Company further clarifies that Marcelo Gasparino himself admitted, on two separate occasions, that he had sent an external market analyst a draft statement and vote authored by him: first, when he submitted his Resignation Letter to Vale; and subsequently, when he presented a statement on the matter at a Board meeting, which he recently made public. The Company also informs that it became aware of the initiation of an administrative proceeding by the Brazilian Securities and Exchange Commission (Comissao de Valores Mobiliarios - CVM) to investigate Marcelo Gasparino's conduct in connection with the facts described above and clarifies that Vale continues to provide all information requested by the CVM. In view of the repeated accusations intended to undermine the credibility of the Company and its management, the Company served notice on Marcelo Gasparino seeking to cause him to cease disseminating such false and defamatory information by any means, as set forth in the correspondence attached to this Note. Without prejudice to the foregoing, Vale will take measures to hold Marcelo Gasparino accountable in all applicable spheres and will adopt such other measures as may be appropriate to protect its rights and interests, particularly, but not exclusively, measures of a criminal nature, in view of the legal significance of the conduct highlighted herein. Finally, the Company informs that, on this date, it updated its Reference Form (FRE) to include additional information regarding the facts described herein, which is available in item 7.8 of the FRE. Vale reiterates its commitment to the highest standards of corporate governance, ethics and transparency and will keep the market duly informed of any relevant developments, in accordance with applicable regulations. Marcelo Feriozzi Bacci Executive Vice President, Finance and Investor Relations For further information, please contact: Vale.RI@vale.com Thiago Lofiego: thiago.lofiego@vale.com Luciana Oliveti: luciana.oliveti@vale.com Pedro Terra: pedro.terra@vale.com Patricia Tinoco: patricia.tinoco@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. Press Release 1 São Paulo, October 9, 2026. To Mr. Marcelo Gasparino da Silva Via e-mail Re: Extrajudicial Notice to Cease Conduct Harmful to Vale S.A. and Third Parties Dear Sir, In our capacity as legal counsels to Vale S.A. (“Vale” or the “Company”), we hereby serve you with notice as set forth below. Vale has become aware of repeated public statements made by you that distort the facts concerning recent events within the Company and have caused harm to the reputation, corporate image, and honor of Vale and its management and employees. Your conduct is particularly serious given the apparent retaliatory purpose in connection with the events that led to the justified application of your removal from the position you held in the Company's management, in compliance with the procedures established in the Misconduct Management Policy, as resolved by the Board of Directors (the “Board”) at its meeting held on July 22, 2026. It is clear that the objective is to attempt to divert the attention of the Company's stakeholders and the market from the extremely serious facts ascertained regarding the deliberate disclosure of confidential information to which you had access by virtue of such position. 2 As you are aware, the Board's resolution of July 22, 2026, was preceded by an independent external investigation, which established your responsibility for the intentional and improper disclosure of confidential information. During the investigation, you were afforded opportunities to provide clarification regarding the facts under investigation, which did not occur solely because of your refusal to do so. As a result of your decision to resign from your position as a Board member, at which time you admitted to disclosing information and, consequently, to engaging in conduct contrary to the Company's policies, the calling of the General Shareholders' Meeting to resolve on your removal became moot. From the moment you left office, you began publishing insinuations and unfounded accusations on social media, with the deliberate intent of unduly undermining the credibility of the Company and its management before its shareholders, investors, business partners, and the market in general, which is unacceptable and has caused harm. Vale hereby states that this willful conduct is incompatible with the position you held until recently and that Vale will seek to hold you liable not only in the civil sphere, but particularly in the criminal sphere, insofar as such conduct falls within the criminal offenses relating to honor, the inviolability of secrets, the capital markets, and the national financial system. A manager's duty of confidentiality with respect to information accessed in the performance of his or her duties remains in effect even after the end of his or her term of office; 3 accordingly, the acts committed violate duties established by law, and the Company will pursue the appropriate remedies to seek redress. In this context, Vale hereby notifies you that, notwithstanding the publications already made, you must immediately cease disseminating, by any means, method, or channel, or in any public forum, statements to the same or a similar effect, and must refrain from repeating them or causing them to be disseminated by third parties. Without prejudice to the foregoing, Vale will take measures to hold you liable in all applicable spheres and will adopt any other measures available to protect its rights and interests, particularly, but not exclusively, measures of a criminal nature, in view of the legal significance of the conduct highlighted herein. The Company fully reserves all of its rights and claims relating to the facts described in this Notice and any developments arising therefrom. Sincerely, VALE S.A. Pierpaolo Cruz Bottini OAB/SP 163.657 Luiz Antonio de S. Campos OAB/RJ 75.714 Pedro Oliveira da Costa OAB/RJ 97.550 Igor Sant’Anna Tamasauskas OAB/SP 375.519 7.8 Other relevant information Declaration of politically exposed person Except for the persons listed below, each of the members of the Board of Directors, Executive Committee and Fiscal Council listed in this item 7.3 has declared that they are not politically exposed persons, as defined in the applicable regulations: i. André Viana Madeira declared himself a politically exposed person due to holding the positions of (i) city councilor in Itabira – Minas Gerais – between 2017 and 2020; and (ii) President of the Metabase Union of Itabira (MG) and region (since 2022). ii. Anelise Quintão Lara declared herself a politically exposed person due to her position as Director of Refining and Natural Gas at Petrobras (March 2019 to January 2021). iii. Wilfred Theodoor Bruijn declared himself a politically exposed person due to his position as Honorary Consul of the Netherlands for the State of Minas Gerais (since 2017, with a mandate until 2027). iv. Jandaraci Ferreira de Araújo declared herself a politically exposed person due to holding the positions of (i) Undersecretary of Entrepreneurship, Micro, Small and Medium Enterprises; and (ii) Executive Officer of Banco do Povo Paulista - Government of the State of São Paulo (February 2019 to November 2020). Information on annual meeting installation quorum Date 04/30/2026 Type of Shareholders’ Meeting Annual and Extraordinary Shareholders' Meeting Installation on second call No Installation quorum The ordinary and extraordinary general meetings were convened on first call with the presence of shareholders representing 82.12% and 82.04% of the Company's issued shares, respectively. Date 04/30/2025 Type of Shareholders’ Meeting Annual and Extraordinary Shareholders' Meeting Installation on second call No Installation quorum The annual and extraordinary shareholders’ meetings were held on first call with the attendance of shareholders representing 79.64% and 79.55% of the shares issued by the Company, respectively. Date 11/14/2024 Type of Shareholders’ Meeting Extraordinary Shareholders’ Meeting Installation on second call No Installation quorum The extraordinary Shareholders’ Meeting was convened on first call with the presence of shareholders representing 77.25% of the Company's issued shares. Date 04/26/2024 Type of Shareholders’ Meeting Annual and Extraordinary Shareholders' Meeting Installation on second call No Installation quorum The annual and extraordinary shareholders’ meetings were held on first call with the attendance of shareholders representing 78.78% and 79.01% of the shares issued by the Company, respectively. Date 09/22/2023 Type of Shareholders’ Meeting Extraordinary Shareholders’ Meeting Installation on second call No Installation quorum The Extraordinary Shareholders’ Meeting was installed on first call with the attendance of shareholders representing 26.85% of the shares issued by the Company. Date 04/28/2023 Type of Shareholders’ Meeting Annual and Extraordinary Shareholders' Meeting Installation on second call No Installation quorum The annual and extraordinary shareholders’ meetings were held on first call with the attendance of shareholders representing 86.25% and 86.30% of the shares issued by the Company, respectively. Training programs for members of the administration The Company regularly promotes an integration and training program for the Board of Directors and its Advisory Committees. Starting with the term beginning in 2023, Vale's Board of Directors and Fiscal Council have an Onboarding Program, which covers the following dimensions: Business Vision; Vale Strategy; Ethics and Governance; Security, Risk and VPS; and Purpose and Cultural Transformation. This program aims at offering information and tools to enhance the integration of its participants into the business context, Vale's culture, and the dynamics of its governance, thereby catalyzing their performance as Company directors. The first stages of the Onboarding Program involve providing members of the Board of Directors and the Fiscal Council with content related to Vale and the context in which Vale operates, as well as the possibility of holding and scheduling meetings and interactions by the collegiate bodies as a whole, to get to know the Company's main executives better and discuss strategic topics of greater relevance to Vale in a collaborative manner. The following stages of the Onboarding Program include visits by members of the Board of Directors and the Fiscal Council to the Company's main facilities, providing direct contact with local leaders and challenges specific to the business. Additionally, as part of the Onboarding Program, content is made available on Vale's digital training platform for members of the Board of Directors and the Fiscal Council, educational sessions are also held on specific topics presented by external speakers or by the Company's own executives, visits to the Company's main sites expand their knowledge of the business, as well as itinerant meetings of the Board of Directors – outside the headquarters. The Corporate Governance Directorate is responsible for integrating the members of the Board of Directors and the Fiscal Council at Vale, acting as the main point of communication with the Company and as the promoter of the Onboarding Program. Regarding the Executive Committee, members participate in several sessions throughout the year with internal and external professionals to address issues related to leadership, team development, and cultural transformation. Emerging technical topics are also discussed in forums with the participation of specialists. Furthermore, members of the Executive Committee have access to mentors and coaches, when they deem it necessary. Vale also encourages the continuous development of the skills and abilities of the members of the Executive Committee and the members of the Board of Directors and the Fiscal Council for the performance of their duties, offering the opportunity to structure specific training modules, according to the specific demands of each body, aligned with its performance. Resignation of a member of the Fiscal Council Mr. Dario Carnevalli Durigan delivered a letter of resignation from the position of member of Vale’s Fiscal Council, dated June 1, 2026. Resignation of a member of the Board of Directors Mr. Daniel André Stieler delivered a letter of resignation from the positions of member and Chairman of the Board of Directors, dated July 6, 2026. Election of the Chairman of the Board of Directors until the Extraordinary Shareholders’ Meeting on July 22, 2026 At a meeting held on July 14, 2026, Vale’s Board of Directors elected Mr. Wilfred Theodoor Bruijn, an independent member of the Board, to serve as Chairman of the Company’s Board of Directors, following the vacancy of such position on July 6, 2026. Mr. Bruijn remained in office until the election of the Chairman of the Board of Directors at the Company’s Extraordinary Shareholders’ Meeting convened for July 22, 2026. Application of Sanction and Resignation of a Member of the Board of Directors At a meeting held on July 22, 2026, the Company's Board of Directors resolved to apply the sanction of removal from office to Board member Mr. Marcelo Gasparino da Silva and approved his removal from the Nomination and Governance Committee and the People and Remuneration Committee. On July 27, 2026, Mr. Marcelo Gasparino da Silva submitted his resignation from the positions of member and Vice- Chairman of the Board of Directors, effective as of August 1, 2026. Further information on this matter is provided in this item 7.8, under the heading “Clarifications regarding facts involving a former officer”. Vice Chairman of the Board of Directors and Lead Independent Director At a meeting held on July 30, 2026, the Company's Board of Directors elected Mr. Reinaldo Duarte Castanheira Filho to serve as Vice Chairman of the Board of Directors and appointed Mr. Wilfred Theodoor Bruijn to serve as Lead Independent Director (“LID”), effective August 1, 2026. Clarifications regarding facts involving a former officer On July 22, 2026, Vale disclosed a material fact informing that its Board of Directors (the “Board” or “BoD”) had resolved to remove Mr. Marcelo Gasparino da Silva (“MG”), then a member and Vice-Chairman of the Board of Directors, from office as a sanction due to the leak of confidential information relating to the BoD meeting held on June 19, 2026 (the “June 19 BoD Meeting”). The Board’s decision was based on the facts and conclusions of the investigation authorized by the BoD and conducted by external counsel (the “Investigation”), retained pursuant to a resolution of the BoD, which confirmed the leak. The leak, in turn, constitutes a high-severity misconduct under Vale’s Misconduct Management Policy. The BoD followed the recommendations of the Company’s Audit and Risk Committee (“CARE”) and Audit and Compliance Department (“DAC”). Set forth below is a summary of the facts that led to the Investigation, the procedures adopted and the conclusions of the Investigation and, lastly, the reasons for the BoD’s approval, at the meeting held on July 22, 2026, of the sanction removing MG from office: 1) Previ’s Request to Remove the Chairman of the BoD: On June 11, 2026, Vale received correspondence from Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, a shareholder holding 7.01% of its share capital, requesting, pursuant to Articles 121, 122, item II, and 123, sole paragraph, item “c”, of Law No. 6,404/1976, as well as CVM Resolution No. 70/2022, the calling of an Extraordinary General Meeting (“EGM”) to resolve on the removal of Mr. Daniel André Stieler, then Chairman of the BoD, as well as the election of a new director to complete the ongoing term of office and, if the removal were approved, the election of the Chairman of the BoD, in accordance with the reasons set forth in the material fact disclosed on June 11, 2026 and in the materials disclosed by the Company in connection with the EGM. 2) June 19 BoD Meeting: On June 19, 2026, the BoD met to resolve on the calling of the EGM in response to Previ’s request and resolved to (i ) recommend rejecting the proposal to remove Mr. Daniel Stieler, (ii) after considering the nomination of Mr. José Maurício Pereira Coelho to the position of member of the Board of Directors, nominate Ms. Ieda Gomes Yell to the position of independent member of the BoD for submission to the shareholders’ consideration, and (iii) submit to the EGM the names of Directors MG and Manuel Lino Silva de Sousa Oliveira as candidates for Chairman of the BoD, should the removal of the then Chairman be approved. As described in the minutes of the June 19 BoD Meeting, in the context of such discussions the Directors emphasized the importance of strict confidentiality regarding the discussions held therein, in line with the duties of diligence and loyalty of officers and Vale’s internal rules. 3) Calling of the EGM and Disclosure of EGM Documents: The notice of call for the EGM was disclosed through the CVM’s Empresas.NET System at 9:44 p.m. on June 19, 2026, and an excerpt of the minutes of the June 19 BoD Meeting was disclosed through the CVM’s Empresas.NET System at 10:02 p.m. on that date (the “Excerpt of the Minutes”). The Excerpt of the Minutes reported the following resolutions regarding Previ’s request: (i) the BoD’s unanimous approval of the calling of the EGM, with a favorable opinion from the Nomination and Governance Committee, and (ii) that the documents relating to the matters on the EGM agenda would be disclosed in due course. On the morning of June 23, 2026, the Company disclosed through the CVM’s Empresas.NET System other documents relating to the EGM called for July 22, 2026. Only at that time were the minutes of the June 19 BoD Meeting disclosed, containing, among other matters, the BoD’s resolutions regarding the items on the EGM agenda. 4) Leak of Information and Investigation: The Investigation sought to identify the person responsible for leaking confidential information relating to the June 19 BoD Meeting, notably: (1) the leak of one of the versions of MG’s vote at the June 19 BoD Meeting, containing information relating to three matters involving the Company (investment assessments involving Bahia Mineração S.A. (Bamin), the concession agreements for the Carajás Railway (EFC) and the Vitória-Minas Railway (EFVM), and the Mini-Mines Program)1; and (2) the leak of a summary of the resolutions adopted at the June 19 BoD Meeting, containing non-public information regarding the substance of the resolutions and the individual positions of the Directors. Following a report received by the Company, DAC initiated internal measures and CARE approved a recommendation to the BoD to commence an external investigation into the leaks and the content of the information disclosed. The BoD approved the commencement of the Investigation by external counsel, delegating to CARE the conduct of discussions regarding the scope of the investigative work. External counsel was then retained to conduct the Investigation, and a specialized company was engaged to provide forensic technology support. The Investigation was conducted in accordance with practices applicable to independent corporate investigations and comprised: (i) the collection and preservation of data using forensic methodology, (ii) document review and analysis of corporate records and communications, observing chain-of-custody procedures, (iii) interviews, diligence procedures and interactions with persons holding information relevant to the investigation, and (iv) forensic technical analysis of the available evidence. The Investigation concluded that both MG’s aforementioned vote and the leaked information regarding the resolutions of the June 19 BoD Meeting were sent by MG to third parties before any disclosure by the Company. Subsequently, on two separate occasions, MG acknowledged that he had sent an external market analyst a draft statement and vote authored by him: first, when submitting his Resignation Letter to the Company; and later, when presenting a statement at a BoD meeting. 5) Opportunities Afforded to MG to Present His Position During the Investigation, the investigative team from the responsible law firm remained in contact with MG and his legal advisors so that MG could have the opportunity to present his version of the facts. From the outset of the work, the team made several attempts to hear MG, which did not occur due to his own refusal or unavailability. MG also did not attend the July 22 BoD Meeting, at which the conclusions of the Investigation were discussed and the sanction removing him from office was resolved upon, despite having been given the opportunity to attend and present his position regarding the facts. 6) July 22 BoD Meeting: Vale’s Misconduct Management Policy classifies as high severity “conduct detrimental to Vale or violations of laws or regulations which, due to their willful nature, are so serious as to entail a loss of trust.” Under the Policy, the applicable consequence for high-severity conduct, in the case of members of the Board of Directors, is removal from office in accordance with applicable law. In its decision to apply the sanction of removal from office, the BoD recorded CARE’s recommendation, based on the application of the Misconduct Management Policy, the seriousness of the reported facts and the breach of trust resulting from the leak. The decision was unanimously adopted by the BoD, with 10 votes in favor and 1 abstention. 1 In an article published on June 24, 2026, entitled “A Vale ferve com voto em que conselheiro fala de pressão externa na empresa e de gravação clandestina”, journalist Lauro Jardim published an excerpt from a vote attributed by him to MG, which contained information regarding the matters referred to in item (1) above. This prompted the Company to disclose a Market Announcement on the same date. 7) MG’s Resignation: On July 27, 2026, MG submitted to the Company a letter resigning from his positions as member and Vice-Chairman of the Board of Directors, effective as of August 1, 2026 (the “Resignation Letter”). In the Resignation Letter, MG acknowledges and confirms that he sent, via WhatsApp, a draft statement and vote authored by him to a third party, a market analyst, after publication of the notice of call for the EGM. At a BoD meeting held on July 30, 2026, MG presented a written statement containing additional elements of his version of the facts. MG’s account in his statement is not fully consistent with the findings and conclusions of the Investigation regarding the leak of information. Indeed, the Investigation found that the vote leaked by MG was sent by him to more than one third party outside the Company, and not only to a single analyst. In addition, the evidence gathered in the Investigation demonstrated that MG shared a summary of the resolutions adopted at the June 19 BoD Meeting, containing non-public information regarding the substance of the resolutions and the individual positions of the Directors, before the notice of call for the July 22 EGM was disclosed through the CVM’s Empresas.NET System. 8) Investigation of the Facts by the CVM: The Company became aware that the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) had commenced an administrative proceeding to investigate MG’s conduct in connection with the facts described above. Vale continues to provide all information requested by the CVM. 9) Clarification Note: On October 9, 2026, in light of reports published in the media and unfounded statements shared on social media regarding its processes and the conduct of its management, the Company disclosed, by means of a Market Announcement, a Clarification Note addressing the sanction removing MG from office due to the deliberate leak of confidential information. In addition, in view of the repeated accusations intended to undermine the credibility of the Company and its management, the Company sent MG a notice requiring him to cease disseminating such false and defamatory information by any means, as set forth in the correspondence attached to the Note. Vale also stated that it will take the appropriate measures to hold MG accountable in all applicable spheres, as well as other applicable measures to protect its rights and interests, especially, but not exclusively, those of a criminal nature, in view of the legal significance of the conduct described.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: October 9, 2026		Director of Investor Relations